June 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jenn Do

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Deer Valley Corporation

Current Report Form 8-K filed on May 6, 2010

File No. 0-5388

Dear Ms. Doo:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated May 10, 2010 regarding the Company’s Form 8-K filed on May 6, 2010. Your comments are set forth below in italics, and each comment is followed by the Company’s response

FORM 8-K

1. Question #1: It appears that the date of change of accountant is April 20, 2010. If so, please revise your filing to change the Date of Report on the cover of the Form 8-K/A from May 4, 2010 to April 20, 2010.

Response

We have revised our filing to change the Date of Report on the cover of the Form 8-K/A from May 4, 2010 to April 20, 2010.

2. Question 2: Since it appears the date of engagement of Meeks International, LLC was May 4, 2010, revise the fifth paragraph of your filing, that is, the second paragraph under part b), to disclose that during the two most recent fiscal years and interim period between December 31, 2009 and May 4, 2010, neither the Company (nor anyone on its behalf) consulted Meeks International, LLC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written nor oral report was provided to the Company in which a conclusion reached by the new accountant was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was subject to any disagreement or reportable event under Item 304(a)(1) of Regulation S-K. Refer to Item 304(a)(2) of Regulation S-K.

Meeks International, LLC was engaged by the Company’s Chief Executive Officer on April 20, 2010. Prior to engaging Meeks International, LLC the Company’s Chief Executive Officer spoke with each of the members of the Board of Directors regarding the proposed engagement. We have revised the Form 8-K to clarify that the effective date of the engagement of Meeks International, LLC is April 20, 2010. By unanimous written consent, the Board of Directors of the Company formally ratified the engagement of Meeks International, LLC. The last signature from a member of the Board of Directors was received on May 4, 2010.

3. Question 3: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response

The Company has provided KBL, LLP with a copy of the foregoing disclosure and has requested, pursuant to the rules of the United States Securities and Exchange Commission (the “Commission”), that KBL, LLP provide the Company with a letter addressed to the Commission stating whether a KBL, LLP agrees with the statements set forth in the Form 8-K/A and, if not, stating the respects in which it does not agree. Upon receipt of KBL, LLP’s response a copy of the letter will be filed as an exhibit to the Current Report on Form 8-K/A.

In providing the responses set forth in this letter, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Charlie Masters

Charles G. Masters
President, President and Chief Executive Officer

cc: Bush Ross, P.A.